Exhibit 99(e)(11)

EFiled: Jun 8 2007 6:02PM EDT	[SEAL]
Transaction ID 15170673
Case No. 3009

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

GERALD ORTSMAN,

Plaintiff,

-against-	C.A. No.

CHRISTOPHER B. WOOD, MICHAEL
KAUFFMAN, THOMAS SCOTT
NELSON, STEVEN A. ELMS, ANDREW
SCHIFF, JOSEPH P. COOPER,
BIOENVISION, INC., GENZYME
CORPORATION and WICHITA BIO
CORPORATION,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based on personal knowledge.

SUMMARY OF THE ACTION

1.                          Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants and their affiliates, who own stock of Bioenvision, Inc. (“Bioenvision” or the “Company”), for injunctive and other appropriate relief in connection with the proposed sale of Bioenvision to defendant Genzyme Corporation, through its wholly-owned subsidiary, defendant Wichita Bio Corporation (collectively “Genzyme”). On May 29, 2007, the Bioenvision Board unanimously approved, and the Company entered into, the Agreement and Plan of Merger with Genzyme (the “Merger Agreement”) whereunder Bioenvision shareholders will be entitled to receive $5.60 in cash for each share of the Company’s common stock they own, by means of a tender offer scheduled to close on July 2, 2007, followed by a merger.

3.                          The directors of Bioenvision have failed to discharge their fiduciary duties to the Company’s public shareholders. The Board failed to take all reasonable steps to maximize shareholder value, including the implementation of a bidding mechanism to foster a fair auction of the Company to the highest bidder or the exploration of strategic alternatives that would return greater value to the public shareholders.

4.                          The Board also has failed to inform Bioenvision’s shareholders about the full value of the Company’s material assets (i.e., its joint venture to produce and sell Evoltra(R) (Clofarabine). As alleged in more detail herein, the offering materials disseminated in connection with the tender offer omit critical information relating to the valuation of the Company and its assets which a shareholder would consider important and necessary in deciding whether to tender shares or seek appraisal in the follow-up merger. A reasonable investor would not have sufficient information to evaluate the fairness of the $5.60 offer because of the numerous material omissions in the Schedule 14D-9 Bioenvision sent to its shareholders.

5.                          Additionally, UBS Securities LLC (“UBS”) acted as a financial advisor to the Company but failed to provide any meaningful analysis to shareholders leading to its conclusions about the fairness of the deal price. Further, the Company has failed to provide any projections to enable shareholders to make their own valuations of the Company. Finally, the Company has failed to disclose relationships, if any, between UBS and its largest shareholder.

6.                          The Merger Agreement was publicly announced when Bioenvision shares were trading near their 52-week low. Thus, the timing of the announcement of the deal seems calculated to cap the market price of Bioenvision stock thereby making the purchase of Bioenvision less costly for Genzyme.

7.                          In pursuit of the unlawful plan to facilitate Genzyme’s acquisition of Bioenvision, along with its valued drug Evoltra(R) (Clofarabine), defendants violated applicable law by directly breaching/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, and good faith. Plaintiff seeks injunctive and other appropriate relief to prevent the harm caused and/or threatened to be inflicted on Bioenvision’s public shareholders. Alternatively, in the event that the transaction with Genzyme is consummated, plaintiff seeks to recover all damages caused by defendants’ wrongdoing.

THE PARTIES

8.                          Plaintiff is, and at all relevant times, has been the owner of shares of Bioenvision common stock.

9.                          Defendant Christopher B. Wood (“Wood”) has been chairman of the board of directors and chief executive officer of the Company since January 1999. From January 1997 to December 1998, Wood was chairman of the board of Eurobiotech, Inc.

10.                    Defendant Michael Kauffman (“Kauffman”) has been a director of the Company since January 2004. Kauffman is currently the president and chief executive officer of Predix Pharmaceuticals.

11.                    Defendant Thomas Scott Nelson (“Nelson”) has been a director of the Company since May 1998. Defendant Nelson served as chief financial officer of the Company from May 1998 to September 2002.

12.                    Defendant Steven A. Elms (“Elms”) has been a director of the Company since May 2002. Elms serves as a managing director of Perseus-Soros Management, LLC, an affiliate of the Perseus-Soros Biopharmaceutical Fund, LP (“Perseus-Soros”). For five years prior to joining Perseus-Soros, Elms was a principal in the Life Science Investment Banking group of Hambrecht & Quist (now J.P. Morgan H&Q).

13.                    Defendant Andrew Schiff (“Schiff”) has been a director of the Company since May 2002. Schiff currently serves as a managing director of Perseus-Soros Management, LLC, an affiliate of Perseus-Soros.

14.                    Defendant Joseph P. Cooper (“Cooper”) has been a director of the Company since October 6, 2006. Cooper currently serves as Executive Vice President, Corporate and Product Development of Medicis Pharmaceutical Corporation, a position he has held since July 2006.

15.                    The individual defendants (sometimes collectively referred to herein as the “Board”), as officers and/or directors of Bioenvision, have a fiduciary relationship and responsibility to plaintiff and the other public stockholders of Bioenvision, and owe them the highest obligations of good faith, loyalty, fair dealing, due care and candor.

16.                    Bioenvision is a corporation duly organized and existing under the laws of the state of Delaware, with its principal executive offices located at 345 Park Avenue, 41st Floor, New York, New York. Bioenvision engages in the acquisition, development, distribution, and marketing of compounds and technologies for the treatment of cancer, autoimmune disease, and infection. Its products include Evoltra (clofarabine), a purine nucleoside analog, for the treatment of acute and chronic leukemias, lymphomas, and solid tumors; and Modrenal, for the treatment of post-menopausal advanced breast cancer following relapse to initial hormone therapy. In addition, it engages in contract manufacturing services for third parties. The Company was incorporated in 1989. The Company has issued and outstanding more than 55 million shares of common stock.

17.                    Defendant Genzyme operates as a biotechnology company in the United States, European Union, Latin America, and Asia Pacific. It operates through five segments: Renal, Therapeutics, Transplant, Biosurgery, and Genetics. Genzyme has knowingly aided and abetted the Board’s breaches of fiduciary duty, as will be described herein.

18.                    Non-party Perseus-Soros owns approximately 13.9% of the Company’s common stock. Its ownership includes 2,250,000 shares of Series A Preferred Stock currently convertible into 4,500,000 shares of common stock and a warrant to purchase 3,000,000 shares of common stock exercisable at $2.00 per share for five years from May 8, 2002 that was recently exercised. Perseus-Soros Partners, LLC is the general partner of the Perseus-Soros BioPharmaceutical Fund, LP. Perseus BioTech Fund Partners, LLC and SFM Participation, L.P. are the managing members of Perseus-Soros Partners, LLC. Perseuspur, LLC is the managing member of Perseus BioTech Fund Partners, LLC. Frank Pearl is the sole member of Perseuspur, LLC and in such capacity may be deemed a beneficial owner of securities held for the account of the Perseus-Soros BioPharmaceutical Fund, LP. SFM AH, LLC is the general partner of SFM Participation, L.P. The sole managing member of SFM AH, LLC is Soros Fund Management LLC.

19.                    The Board is controlled by Perseus-Soros and has favored the transaction with Genzyme in order to provide Perseus-soros with an exit from its investment in Bioenvision.

CLASS ACTION ALLEGATIONS

20.                    Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of this Court, on behalf of all shareholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants who will be threatened with injury arising from the defendants’ actions as is described more fully below.

21.                    This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 55 million shares of common stock outstanding. There are thousands of record and beneficial shareholders.

22.       There are questions of law and fact common to the Class including, inter alia:

(a)                      Whether the Board has breached and will continue to breach its fiduciary duties owed to plaintiff and the members of the Class;

(b)                     Whether the directors of Bioenvision, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class;

(c)                      Whether the tender offer materials deny shareholders information (particularly with respect to the value of their shares) necessary to make an informed decision whether to tender their shares;

(d)                     Whether Genzyme has aided and abetted the Board’s breaches of fiduciary duties; and

(e)                      Whether plaintiff and the other members of the Class have been and will continue to be damaged by the wrongs complained of herein.

23.                    Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

24.                    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class, and, as a practical matter, would be dispositive of the interests of the other members that are not parties to the adjudications or at least substantially impair or impede their ability to protect their interests.

25.                    Defendants have acted, or have refused to act, on grounds generally applicable to, and causing injury to, the Class. Therefore, preliminary and final injunctive ref on behalf of the Class, as a whole, is appropriate.

SUBSTANTIVE ALLEGATIONS

A.                       Background Information

26.                    Evoltra(R) is the Company’s lead product. Bioenvision holds an exclusive worldwide license for clofarabine (outside Japan and Southeast Asia) and an exclusive, irrevocable option to develop, market and distribute clofarabine for all human applications in Japan and Southeast Asia.

B.                       Commercial Arrangement with Genzyme

27.                    The Company and Genzyme are parties to a Co-Development Agreement, dated March 12, 2001 (the “Co-Development Agreement”). The Co-Development Agreement grants Genzyme exclusive rights to a class of purine nucleoside analogues including clofarabine in North America for human cancer indications. Clofarabine is a novel chemotherapeutic agent with the potential to treat a range of malignancies, including leukemia, lymphoma and solid tumors. Pursuant to the Co-Development Agreement, Genzyme obtained approval in late 2004 to market clofarabine in the United States for the treatment of acute lymphoblastic leukemia (“ALL”) in relapsed or refractory pediatric patients. Genzyme thereafter provided the New Drug Application (“NDA”) supporting the US approval to the Company in increments over time and the Company converted the NDA into a Common Technical Document (“CTD”) over several months and ultimately filed the CTD for approval in Europe in mid-2004. Following the unanimous recommendation of the Committee for Human Medicinal Products (“CHMP”), the Company obtained full approval from the European Medicines Evaluation Agency (“EMEA”) in May 2006. Genzyme and the Company are currently pursuing additional development programs to expand clofarabine’s label into larger therapeutic indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (“AML”).

28.                    In connection with the Co-Development Agreement, Genzyme has made quarterly royalty payments on sales of clofarabine in North America, beginning with the quarter ended March 31, 2005, the first quarter in which Genzyme generated commercial sales, in the aggregate amount of approximately $3,624,000 through the quarter ending March 31, 2007.

29.                    With regard to upfront payments for further marketing and distribution partners, the Company paid Genzyme approximately $46,880 in June 2006, representing one-third of the amount the Company received from Mayne Pharmaceuticals, Inc. (“Mayne”) in connection with granting Mayne the exclusive rights to distribute clofarabine for certain cancer indications in Australia and New Zealand.

C.                       The April 2007 Financing

30.                    On April 4, 2007, the Company completed a dilutive financing consisting of a registered direct offering in which it sold 8,000,000 common shares at $3.75 per share, with net proceeds to the Company of approximately $27.6 million. No information has been made public as to who purchased these shares and would realize an approximate 50% profit in less than 2 months.

D.                       The Merger Agreement

31.                    According to the tender offering materials, Genzyme first considered taking over Bioenvision in 2005, but dropped the negotiations. The current deal got underway in January when Mr. Dennis Purcell, who manages the Soros fund, met with a Genzyme executive to urge him to make a new offer for the Company.

32.                    On May 29, 2007, Genzyme and Bioenvision announced they had entered into the Merger Agreement, pursuant to which Genzyme will commence a tender offer for all of the outstanding shares of Common Stock and all of the outstanding shares of Series A Convertible Participating Preferred Stock of Bioenvision at a purchase price of $5.60 per share of common stock or $345 million.

33.                    Additionally, Genzyme will acquire for $11.20 net per share, via the Tender Offer, the Bioenvision Series A Convertible Participating Preferred Stock (the “Preferred Stock”) plus all accrued but unpaid dividends. The Preferred Stock is owned entirely by Perseus-Soros.

34.                    The Tender Offer carries the full approval of the Bioenvision board and the Perseus-Soros fund.

35.       The May 29, 2007 press release stated that:

With this transaction, which has unanimous Bioenvision Board support, Genzyme takes another significant step in enhancing its existing oncology business by gaining the exclusive, worldwide rights to clofarabine. Bioenvision and Genzyme co-developed clofarabine in Europe where Bioenvision currently markets the product for the treatment of acute lymphoblastic leukemia (ALL) in relapsed and refractory pediatric patients. Clofarabine is also being developed by Genzyme and Bioenvision for significantly larger indications, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (AML). Clofarabine is branded as Clolar® in the U.S. and Canada, where it is marketed by Genzyme for relapsed and refractory pediatric ALL patients. Clofarabine has been granted orphan drug status for ALL and AML in both the United States and European Union.

“Building an international commercial presence for our oncology business has been a focus for the corporation and we are very pleased to reach agreement with Bioenvision on this transaction,” stated Henri A. Termeer, chairman and chief executive officer of Genzyme Corp. “We are deeply committed to furthering the clinical development of clofarabine and making it available on a global basis so that patients around the world with these very difficult forms of cancer will have access to the therapy.”

“Strategically, financially and operationally, this acquisition makes great sense for our business,” stated Mark J. Enyedy, senior vice president and general manager of Genzyme Oncology, a business unit of Genzyme Corporation. “We have developed a comprehensive understanding of clofarabine and its clinical potential, and are fully engaged in expanding its use into adult populations, most notably and nearest-term in AML. Full ownership will accelerate the development and commercialization of this important therapy.”

Christopher B. Wood, M.D., chairman and chief executive officer of Bioenvision, said, “We believe this transaction brings significant value to Bioenvision shareholders. Genzyme has the global clinical, regulatory and commercial infrastructure to advance clofarabine, as well as very significant experience with the product from its U.S. approval, launch, and continued development and commercialization. We are confident that they will build upon the solid foundation our organization has established in Europe to further expand access to clofarabine for patients with serious unmet medical need.”

37.       Pursuant to the Merger Agreement, Bioenvision has agreed to grant Genzyme an irrevocable option (the “Top-Up Option”) to purchase for $5.60 per share newly issued shares of Common Stock (the “Top-Up Shares”) in the event Genzyme, in the aggregate, owns less than 90% but more than 85% of Bioenvision’s shares after the Tender Offer closes, to enable Genzyme to effect a short-form merger.

38.       Certain shareholders, in particular Perseus-Soros, have entered into tender and voting agreements (the “Tender and Voting Agreements”) with Genzyme. These agreements provide, among other things, that these persons will irrevocably tender their shares in the Offer. This group holds 6,099,114 common shares, options to purchase 5,058,575 common shares, warrants to purchase 75,009 common shares and 2,250,000 Preferred Shares.

E.                         Bioenvision Is Positioned For a Promising Future And Its True Value Is Substantially In Excess of $5.60 Per Share

39.       The $5.60 per share price does not adequately reflect the long-term value of Bioenvision’s drug pipeline. The Company just completed a dilutive financing in order to finance the completion of additional clinical trials for Evoltra. Additionally, the timing of the sale seems suboptimal, potentially just months before an Evoltra approval in adult AML, and with Genzyme recently publicly stating “the drug is showing dramatic complete response rates”. The Company just traded off a 52-week low, thus leading to questions as to why buyout negotiations would be taking place in this time-frame.

40.       Bioenvision’s long-term market growth potential looks bright. Clofarabine appears to be readied for market approval in Adult AML in Europe and the US within the next six-to-twelve months.

41.       The Company’s common stock is trading near a four-year low, exacerbated by the extremely dilutive public equity offering announced on April 2, 2007 which drove Bioenvision stock to new lows. The expressed purpose for the financing was to restore the Company to profitability and well into 2009.

42.       The offering price in the Merger is less than $300 million after backing out in excess of $50 million in cash the Company possesses. Based on Genzyme projections of $600 million annual sales, the price appears to be less than half one-time revenues of clofarabine. Additionally, no value is being attributed to clofarabine’s potential in a variety of other indications, such as myelodysplastic syndromes, non-Hodgkins lymphoma and bone marrow transplants where up to an additional 25 clinical trials are either planned or ongoing. The market for these assets is not one-time revenues, but rather in the range of four-to-eight times revenues.

43.       Based on the foregoing, it is clear that Genzyme is attempting to purchase Bioenvision at a woefully inadequate price.

F.                         Analysts and Shareholders Oppose the Proposed Transaction

44.       On May 29, 2007, BusinessWeekOnline reported that Steven Rouhandeh (“Rouhandeh”), CEO of SCO Capital Partners LLC and SCO Securities LLC, which own 13.4 percent of Bioenvision’s outstanding common stock, believes the stock will hit $20 per share in a year. He said when Europe approves clofarabine for adults, “Bioenvision will rocket.”

45.       On May 30, 2007, Reuters reported that:

The price of $5.60 a share represents a premium of 6.7 percent over Bioenvision’s Friday closing price of $5.25 on the Nasdaq. Bioenvision was up more than 5.5 percent at $5.54 in midday trade on Tuesday.

Genzyme, which co-developed clofarabine with Bioenvision, markets it in the United States and Canada under the brand name Clolar to treat refractory or relapsed acute lymphoblastic leukemia, the most common blood cancer in children.

New York-based Bioenvision markets the product in Europe under the brand name Evoltra. Net sales for Evoltra in the third quarter was $3.9 million for Bioenvision.

The deal will help Genzyme acquire what it does not own in the partnership for a percentage of what the product’s future potential revenue is going to be, WBB Securities analyst Steve Brozak said by phone.

“Everybody talks about a take-over, but this is more like a take-under.

“This is certainly not the return that a lot of institutions that have invested in Bioenvision are looking for,” Brozak added.

46.       On the same day, Reuters further reported that Rouhandeh is opposed to the Merger and that the $5.60 per share offer to acquire Bioenvision “does not adequately reflect the long-term value of Bioenvision’s drug pipeline.”

47.       On May 31, 2007, an analyst at Argus reported that “in our view, Genzyme’s offer does not adequately reflect Bioenvision’s pipeline opportunities. We believe that a more acceptable offer would be in the range of $6.25-$7.00, still well below our previous 12-month target price of $8.50”.

G.                       The Merger Agreement Improperly Restrains The Board’s Exercise of Fiduciary Duties

48.       The Board has breached its fiduciary duties by reason of the acts and transactions complained of herein, including but not limited to, (i) its approval to sell the Company to Genzyme without ascertaining the transactional value of the Company; (ii) its agreement to the deal without soliciting or seeking other potential higher bidders; and (iii) its agreement to a $9 million break up fee and a constricted fiduciary out to protect the Merger Agreement.

49.       Genzyme has insisted that Bioenvision not solicit or even encourage other bidders for Bioenvision, thus preventing market forces from determining the transactional value of Bioenvision.

50.       Furthermore, on June 7, 2007, The Boston Globe reported that a group of shareholders angry at what they say is an unfairly priced takeover attempt by Genzyme, are trying to band together to block Genzyme’s deal to buy the Company. A website has been set up by a shareholder of Bioenvision. The investors claim to own nearly a million shares and have vowed to oppose the takeover. They call it “ridiculously low,” a “sham,” and a “cheap sellout” driven by collusion among Bioenvision insiders, Genzyme, and Perseus-Soros.

H.                       The Disclosures in the Schedule 14D-9 Are Completely Inadequate

51.       A reasonable investor would not have sufficient information to evaluate the fairness of the $5.60 offer because of the numerous material omissions in the Schedule 14D-9.

52.       Although UBS acted as a financial advisor to the Company, it has failed to provide any analysis of the base for its conclusions.

53.       Further, the defendant directors have failed to provide any projections to enable shareholders to make their own valuations of the Company.

54.       Finally, the Company has failed to disclose relationships, if any, between UBS and Perseus-Soros.

I.                            Bioenvision Management Is Conflicted

55.       Bioenvision management and directors stand to realize a great deal of money if the Genzyme deal is consummated, regardless of the unfairness of the consideration paid to Bioenvision’s public shareholders.

56.       In the event the proposed transaction is completed, officers of the Company will receive the following severance-qualifying termination payments.

Name	Cash Severance
Christopher B. Wood	$324,480
David P. Luci	$572,385
James S. Scibetta	$270,000
Ian Abercrombie	$94,102
Hugh S. Grifith	$308,901
Kristen Dunker	$242,834
Robert Sterling	$181,148

57.       Many of Bioenvision’s senior officers and directors stand to receive compensation, in the form of cash payments through the acceleration of stock options and/or the conversion of stock options and indemnification agreements. The following table shows the approximate amount in cash that each executive officer and director is expected to receive, based on equity awards held as of June 6, 2007:

Name	Stock Options(1)	Company Common Stock
Christopher B. Wood	$8,746,475		$12,543,462
David P. Luci	$334,250		$1,736,862
James S. Scibetta	$225,750	$	None
Ian Abercrombie	$127,875	$	None
Hugh S. Grifith	$1,127,700	$	None
Kristen Dunker	$57,375	$	None

Robert Sterling	$72,500		$68,460
Joseph P. Cooper	$6,250	$	None
Michael Kauffman	$51,250	$	None
Thomas Scott Nelson	$23,250		$447,748

58.       The Merger Agreement further provides that the Company will purchase a “tail” directors’ and officers’ liability insurance policy for its directors and officers that will provide the Company’s directors and officers with coverage for six (6) years.

59.       All executives’ stock options will accelerate and become vested if the merger is consummated.

60.       Because of these financial incentives, the Individual Defendants have a conflict of interest in deciding whether Bioenvision should be sold at all and, if sold, to whom.

61.       Moreover, the process utilized by the Individual Defendants in approving the Merger Agreement was flawed as a result, among other things, of UBS’s disabling conflicts of interest. Rather than select an independent financial adviser that could provide objective advice to Bioenvision, the Individual Defendants retained UBS, which has long-standing financial ties to Genzyme. For instance, since 2005, Genzyme has paid UBS approximately $5.6 million in fees, continues to engage UBS for investment banking services and anticipates that it may do so in the future, and expects to pay UBS reasonable and customary fees for such services.

62.       Also, the Company has agreed to pay UBS an aggregate fee of approximately $3.1 million for its financial advisory services in connection with the Tender Offer and Merger, a portion of which was payable in connection with its fairness opinion and approximately $2.3 million of which is payable contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities arising out of its engagement.

J.                         The Individual Defendants Have Breached Their Fiduciary Duties

63.       The Merger Agreement is timed to cap the price of Bioenvision’s stock. The amount offered in the Merger Agreement is inadequate, substantially below the fair or inherent value of the Company, and the deal has been timed to take advantage of the Company’s low stock price.

64.       The consideration to be paid to Class members in the proposed sale is unfair and inadequate because, inter alia:

(a)       the intrinsic value of Bioenvision’s common stock is in excess of the amount offered by Genzyme, giving due consideration to Bioenvision’s future value as a stand alone company and its value to Genzyme; and

(b)       the price to be paid for Bioenvision shares is not the result of an appropriate consideration of the transaction value of Bioenvision because the Individual Defendants approved the Merger Agreement without undertaking steps to accurately ascertain Bioenvision’s value through open bidding. By entering the Merger Agreement without actively negotiating and by providing for a $9 million termination fee in the event that the Merger Agreement does not close, the Individual Defendants have allowed the price of Bioenvision stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Bioenvision shares. Despite the long-term value of the Bioenvision acquisition for Genzyme and the immediate gains the Individual Defendants will realize, Bioenvision’s public shareholders will be receiving an inadequate takeover premium and inadequate value given the true value of Bioenvision.

65.       The Individual Defendants, in violation of their fiduciary obligations to maximize shareholder value, have not informed themselves about other offers or even considered other potential purchasers of Bioenvision in a manner designed to obtain the highest available price for Bioenvision public shareholders.

66.       The Merger Agreement will deny Class members their right to share proportionately in the true value of Bioenvision’s valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of defendants at an unfair and inadequate price.

COUNT I

Breach of Fiduciary Duties Against Individual Defendants

67.       Plaintiff adopts by reference as if set forth fully herein each of the foregoing allegations.

68.       As alleged above, the Individual Defendants have breached their fiduciary duties owe to the shareholders of Bioenvision in a sale of the Company because, among other reasons:

(a)       they have failed to take steps to ensure that the public shareholders maximize value in the proposed sale of the Company;

(b)       they have given Genzyme an unfair advantage, by, among other things, impairing the ability of other potential acquirors to bid for the Company; and

(c)       they have failed to disclose material information in the Tender Offer materials disseminated to Bioenvision’ shareholders.

69.       As a result of the actions and inactions of the Individual Defendants, plaintiff and the Class will suffer irreparable injury by being denied the benefit of a value-maximizing transaction and the ability to make a fully informed decision whether to tender their shares to Genzyme.

70.       Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed transaction to their irreparable harm.

COUNT II

Aiding and Abetting Against Genzyme

71.       Plaintiff incorporates by reference as if fully set forth herein each of the foregoing allegations.

72.       Genzyme has knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Bioenvision’s public shareholders. Indeed, the proposed transaction could not take place without the active participation of Genzyme which will be unjustly enriched absent relief in this action.

AS TO BOTH COUNTS

73.       As a result of defendants’ wrongdoing, plaintiff and the Class will suffer irreparable injury absent relief in this action, including harm for which they have no adequate remedy at law.

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.       Declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a proper representative of the Class;

B.        Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the transaction complained of herein;

C.        In the event the Merger Agreement is consummated, rescinding it and setting it aside;

D.        Awarding the Class compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

E.        Awarding plaintiff his costs and reasonable allowances for plaintiff’s counsel’s and experts’ fees and expenses; and

F.        Granting such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (Del. Bar No. 234)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
(212) 213-6222